1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

August 31, 2015

Allison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Post-Effective Amendment No. 77 under the Securities Act of 1933 and Amendment No. 78 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 002-74452 and File No. 811-03290)

Dear Ms. White:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jessica A. Herlihy by telephone on July 22, 2015 regarding Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 78 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on June 30, 2015, with respect to the BlackRock Government Money Market V. I. Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 79 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment No. 1:	Please provide Tandy representations with the response letter.
Response:	The Registrant has enclosed the requested Tandy representations.

Comment No. 2:	We note that the series and class IDs on EDGAR for this filing include Class II and Class III, which are not included in the Prospectus. Please advise and revise as necessary.
Response:	The Registrant confirms that it will remove the Class II and Class III tags to this filing because those classes are not currently being offered.
Comment No. 3:	Please update the Fund’s series ID on EDGAR with the new fund name.
Response:	The Registrant will make the requested change on EDGAR (effective September 1, 2015).
Comment No. 4:	Please remove the discussion on the contractual expense waiver from the footnote to the Fees and Expenses Table, as it is not applicable to current expenses.
Response:	The Registrant has removed the language related to the waiver that is not applicable to the current expenses and kept the contractual expense language connected to the waiver that is applicable. The full contractual waiver continues to be disclosed in the statutory section of the Fund’s prospectus and also in the Fund’s Statement of Additional Information.
Comment No. 5:	Please confirm supplementally that the expense limitation is taken into account in the calculation of the numbers used in the Example only for the period in which it is in place.
Response:	The Registrant confirms that the expense limitation has been taken into account for only one year in the numbers used in the Example.
Comment No. 6:	The section entitled “World Wide Web” on the back cover page of the Prospectus does not reference a web site. Please revise as appropriate.
Response:	The Registrant has added the appropriate web site address to the referenced section.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 303-1285 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Anne C. Choe
Anne C. Choe

Enclosures

cc:	Benjamin Archibald, Esq.
Tricia Meyer, Esq.
Elliot J. Gluck, Esq.
Jessica A. Herlihy, Esq.